Room 4561

September 12, 2007

Mr. Jay C. Peterson
Chief Financial Officer
Forgent Networks, Inc.
108 Wild Basin Road
Austin, TX 78746

> **Re:**   **Forgent Networks, Inc.**
> **Form 10-K for the Fiscal Year Ended July 31, 2006**
> **Filed October 30, 2006**
> **Form 10-Q for the Fiscal Quarter Ended April 30, 2007**
> **Filed June 14, 2007**
> **File No. 000-20008**

Dear Mr. Peterson:

We have reviewed your response to our letter dated August 3, 2007 and have the following additional comments. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the Fiscal Quarter Ended April 30, 2007

Note 2 – Litigation Settlements, page 6

1.   We note your response to prior comment number 1 and have the following additional comments:

- Describe in further detail the terms, arrangements, obligations and rights associated with the litigation settlement(s). Describe all ownership attributes that reside in patents, other assets or other elements given and received such as transferability or exclusivity rights;

- Describe any assets received or liabilities incurred that are associated with the settlement(s) but were not part of the stipulated agreement; and

- For (cross) patents, other assets or other elements you received and do not intend to use, tell us if you would give them away for no consideration.

2. Please tell us whether you consulted with the national office of Ernst & Young for the recognition, valuation and classification issues related to these litigation settlements and if so, provide us with the basis for any conclusion from that office.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

You may contact Christine Davis, Senior Staff Accountant, at (202) 551-3408 or me at (202) 551-3730 if you have any questions regarding these comments.

Sincerely,

Craig Wilson
Senior Assistant Chief Accountant